UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Lithium Americas Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

53680Q207

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53680Q207	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,243(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,243(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,243(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.999%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 15,002,243 common shares, without par value (“Common Shares”) of Lithium Americas Corp. (the “Issuer”) issued pursuant to the Master Purchase Agreement, dated January 30, 2023 (“Master Purchase Agreement”), between the Issuer and GM Holdings. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on the information disclosed in the Issuer’s Material Change Report, dated February 7, 2023, filed with the Securities and Exchange Commission (“SEC”) on February 8, 2023 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023.

CUSIP No. 53680Q207	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,243(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,243(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,243(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.999%(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 15,002,243 Common Shares issued pursuant to the Master Purchase Agreement. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on the information disclosed in the Issuer’s Material Change Report, dated February 7, 2023, filed with the SEC on February 8, 2023 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023.

CUSIP No. 53680Q207	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (“Common Shares”) of Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at 900 West Hastings Street, Suite 300, Vancouver, British Columbia, Canada V6C 1E5.

Item 2.	Identity and Background

This Schedule 13D is being filed by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM”) (collectively, the “Reporting Persons”). GM Holdings is a wholly owned subsidiary of GM. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GM and GM Holdings are set forth in Exhibit 99.2. The address of the principal business office of each of the Reporting Persons is 300 Renaissance Center, Detroit, MI 48265.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Master Purchase Agreement, dated January 30, 2023 (the “Master Purchase Agreement”), between the Issuer and GM Holdings, relating to an aggregate investment by GM Holdings of US$650 million in the Issuer (the “Transaction”). The Transaction is expected to close in two tranches.

Tranche 1

The first tranche (“Tranche 1”) of the Transaction was structured through the initial issuance of 15,002,243 subscription receipts of the Issuer (the “Subscription Receipts”) pursuant to the Subscription Receipt Agreement, dated February 16, 2023 (the “Subscription Receipt Agreement”), by and among GM Holdings, the Issuer and Computershare Trust Company of Canada, as subscription receipt agent. Upon the closing of Tranche 1 on February 16, 2023, each Subscription Receipt converted into a unit consisting of one Common Share and 79.26% of a warrant (a “Tranche 2 Warrants”) exercisable into one Common Share at an exercise price of US$27.74 for a term of 36 months. The closing of Tranche 1 occurred after the satisfaction of certain conditions precedent, including delivery of a ruling under the Thacker Pass Record of Decision (“ROD”) appeal that did not result in vacatur of the ROD related to the Issuer’s Thacker Pass lithium project located in Humboldt County, Nevada (the “Thacker Pass Project”) and the receipt of conditional approval for the Transaction from the Toronto Stock Exchange.

At the closing of Tranche 1, GM Holdings acquired 15,002,243 Common Shares at a price of US$21.34 per share for gross proceeds to the Issuer of approximately US$320 million and 11,890,848 Tranche 2 Warrants exercisable for 11,890,848 Common Shares pursuant to the Warrant Certificate, dated February 16, 2023 (the “Warrant Certificate”), between the Issuer and GM Holdings.

Tranche 2

Concurrent with completion of Tranche 1, GM Holdings and the Issuer executed a subscription agreement (the “Tranche 2 Subscription Agreement”) providing for the issuance of approximately US$330 million of Common Shares at a price equal to the five-day volume-weighted average price for Common Shares (or the common shares in the capital of the new entity resulting from the Separation (defined below) that holds the Issuer’s U.S. business (“Spinco”), as applicable) on the New York Stock Exchange (or, if the Common Shares (or Spinco common shares, as applicable) are not then listed on the New York Stock Exchange, the five-day volume-weighted average price on the Toronto Stock Exchange) preceding the date that the Issuer delivers notice of satisfaction of Tranche 2 closing conditions, subject to a maximum price of US$27.74 per Common Share (“Tranche 2”). Completion of Tranche 2 is subject to several conditions, including the Issuer demonstrating that it has secured sufficient funding to complete the development of Phase 1 of the Thacker Pass Project and the Issuer’s completion or abandonment of the previously announced separation of its U.S. and Argentine businesses (the “Separation”). The parties will implement the Tranche 2 investment as contemplated under the Transaction either through completion of the Tranche 2 Subscription Agreement or through the exercise of the Tranche 2 Warrants. Each of the agreements contains cross-termination provisions, such that the completion of an investment under one agreement (being either the Tranche 2 Subscription Agreement or the Tranche 2 Warrants) results in the rights and obligations pertaining to the issuance of Common Shares under the other agreement being terminated.

The parties contemplate that the Tranche 2 investment under the Transaction will occur following the Separation. Accordingly, the transaction agreements provide that upon the Separation, the relevant agreements reflecting the Tranche 2 investment will be superseded by an equivalent agreement between GM Holdings and Spinco, with maximum pricing (being US$27.74 per share) being adjusted to reflect the relative value of Spinco compared to the value of the enterprise that holds the Argentina business.

CUSIP No. 53680Q207	13D	Page 5 of 7 Pages

The Tranche 2 subscription will result in a maximum aggregate holding by GM Holdings of 19.9% of the Issuer (or Spinco, as applicable) unless Toronto Stock Exchange approval and requisite shareholder approvals are obtained to meet or exceed a 20% ownership interest by GM Holdings. To that end, the Issuer has announced that it intends to hold a shareholders meeting in conjunction with either or both of its next annual general meeting and the shareholders meeting for the Separation to approve the maximum pricing limitation under the Tranche 2 Subscription Agreement of US$27.74 per Common Share and to approve GM Holdings exceeding a 19.9% interest in the Issuer.

If shareholder approval is obtained to permit GM Holdings to hold in excess of 19.9%, there will be a contractual limitation on the subscription such that GM Holdings must not exceed a set threshold of the Issuer’s (or Spinco’s) share capital, being the lesser of 30% and the number of shares that would result in GM Holdings consolidating its interest in the Issuer in its financial statements (estimated to be greater than 30%).

This summary is qualified in its entirety by reference to the Master Purchase Agreement and the Tranche 2 Subscription Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, and the Subscription Receipt Agreement and the Warrant Certificate, forms of which are filed as Exhibits 10.3 and 10.4, respectively, and all of which are incorporated by reference herein.

Item 4.	Purpose of Transaction

The acquisition of the Common Shares by the Reporting Persons was undertaken for investment purposes and in connection with the development of the Thacker Pass Project and the Offtake Agreement described in Item 6, below.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) determine to nominate an individual to serve on the board of directors of the Issuer pursuant to the IRA described in Item 6, below.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

The aggregate percentage of beneficial ownership of each of GM Holdings and GM is approximately 9.999% of the issued and outstanding Common Shares of the Issuer. The percentage of the Common Shares beneficially owned is based on information disclosed in the Issuer’s Material Change Report, dated February 7, 2023, filed with the SEC on February 8, 2023 as Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Offtake Agreement

Concurrent with the closing of Tranche 1, the Issuer agreed to allocate to GM Holdings 100% of the Phase 1 lithium carbonate offtake from the Thacker Pass Project under a supply agreement, dated February 16, 2023 (the “Offtake Agreement”), between the Issuer and GM Holdings. The purchase price for lithium carbonate under the Offtake Agreement will be based on an agreed upon price formula linked to prevailing market prices. The term of the Offtake Agreement will be 10 years from the commencement of Phase 1 commercial production, with an option for GM Holdings to extend by an additional five years under the same terms as the initial term. GM Holdings is entitled to purchase all offtake from Phase 1, unless it does not complete the closing of the Tranche 2 portion of the Transaction, in which case its entitlement will be prorated (subject to certain exceptions).

CUSIP No. 53680Q207	13D	Page 6 of 7 Pages

GM Holdings also has a right of first offer on the offtake of Phase 2 production for the Thacker Pass Project. So long as the Offtake Agreement remains in good standing, the Issuer has also agreed to limitations on the establishment of joint ventures and the sale of an interest in the Thacker Pass Project to certain competitors and to enterprises restricted under governmental sanctions and under critical minerals policies of the United States and Canada.

Investor Rights Agreement

Concurrent with the closing of Tranche 1, the Issuer and GM Holdings entered into an investor rights agreement (the “IRA”). Under the IRA, GM Holdings is required to “lock-up” its securities until the later of (i) one year after the Separation and (ii) the earlier of (i) six months after the closing of Tranche 2 and (ii) the date Tranche 2 is not completed in accordance with its terms; provided that the foregoing lock-up restriction will not apply if the Separation does not occur (such date being the “Lock-up Outside Date”). GM Holdings also agreed to vote its Common Shares in favor of the Separation, subject to certain exceptions.

The IRA also provides among other things, for GM Holdings to be entitled to the following:

(a)

the right to nominate an individual to serve on the board of directors of the Issuer during the term leading up to the Tranche 2 closing and thereafter for so long as it owns 10% or more of the issued and outstanding Common Shares, along with the right to consent to any increase in the size of the board of directors to more than 10 directors;

(b)

the right to have a non-voting observer (as an alternative to a board nominee) attend all of Issuer’s board meetings, during the term leading up to the Tranche 2 closing and thereafter for so long as it either (i) owns 10% or more of the issued and outstanding Common Shares or (ii) owns 5% or more of the issued and outstanding Common Shares and is a party to the Offtake Agreement (or a similar agreement with the Issuer);

(c)

the right to participate in any subsequent issuances of Issuer’s securities to “top-up” its pro rata ownership of the Issuer, until the later of: (i) the Lock-up Outside Date and (ii) the date on which GM Holdings ceases to either (i) own 10% or more of the issued and outstanding Common Shares or (ii) own 5% or more of the issued and outstanding Common Shares and be a party to the Offtake Agreement (or a similar agreement with the Issuer); and

(d)	certain demand, piggyback and shelf registration rights with respect to the Common Shares held by GM Holdings.

In addition, GM Holdings is subject to a standstill limitation whereby it may not increase its holdings beyond 20% of the issued and outstanding Common Shares (excluding the acquisition of Common Shares pursuant to the Transaction), until the later of five years following the effective date of the IRA and one year following the date of the commencement of commercial production for Phase 1 of the Thacker Pass Project.

The foregoing description of the IRA is qualified in its entirety by reference to the IRA, a copy of which is filed as Exhibit 10.5 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Master Purchase Agreement, dated January 30, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 17, 2023)

10.2	Tranche 2 Subscription Agreement, dated February 16, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 27, 2023)

10.3	Form of Subscription Receipt Agreement by and among the Issuer, GM Holdings and Computershare Trust Company of Canada (incorporated by reference to Schedule G of the Master Purchase Agreement filed as Exhibit 10.1 hereof)

10.4	Form of Warrant Certificate between the Issuer and GM Holdings (incorporated by reference to Schedule C of the Master Purchase Agreement filed as Exhibit 10.1 hereof)

10.5	Investor Rights Agreement, dated February 16, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K for the month of February 2023 and filed with the SEC on February 27, 2023)

99.1	Joint Filing Agreement, dated February 27, 2023, by and between the Reporting Persons

99.2	Directors and Executive Officers of GM and GM Holdings

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2023

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary